Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-232526

July 17, 2019

ADVAXIS IMMUNOTHERAPIES™

Corporate Presentation

Nasdaq: ADXS

July 2019

Forward-Looking Statements

ADVAXIS IMMUNOTHERAPIES™

This presentation contains forward-looking statements, including, but not limited to, statements regarding the ability and strategies of Advaxis, Inc. (the "Company") to develop and commercialize cancer immunotherapies, timing of planned clinical trials and regulatory milestones, potential partnership opportunities and the safety and efficacy of the Company's proprietary immunotherapies. These forward-looking statements are subject to a number of risks including the risk factors set forth from time to time in the Company's SEC filings including, but not limited to, its report on Form 10-K for the fiscal year ended October 31, 2018 as well as its Forms 10-Q and 8-K, which are available at http://www.sec.gov.

Any forward-looking statements set forth in this presentation speak only as of the date of this presentation. The Company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. Our fiscal year ends October 31. Throughout this presentation, all references to quarters and years are to the calendar quarters and years unless otherwise noted.

Offering summary

ADVAXIS IMMUNOTHERAPIES™

Issuer	Advaxis, Inc.
Exchange / Ticker	Nasdaq / ADXS
Offering Size	Up to $17.25 MM (100% Primary)
Over Allotment	15% (100% Primary)
Offering Details	Common Stock
Use of Proceeds	We intend to use the net proceeds from this offering to: Fund our continued research and development initiatives in connection with our product pipeline including, but not limited to investment in: • ADXS- HOT program in both monotherapy and combination therapy and new cancer types; • Ongoing clinical research in ADXS-PSA and ADXS-NEO, in combination therapy; and • General corporate purposes. See "Use of Proceeds" for additional information
Sole Book-Runner	A.G.P / Alliance Global Partners

Introduction – Advaxis Management

Seasoned Management Team, Fresh to the Advaxis Story, Transaction Oriented

ADVAXIS IMMUNOTHERAPIES™

Chief Executive Officer



Kenneth A. Berlin

ROSETTA GENOMICS™
Johnson & Johnson
Ortho Clinical Diagnostics
Veridex LLC

Chief Financial Officer



Molly Henderson

IOVANCE BIOTHERAPEUTICS
VirtualScopics
PricewaterhouseCoopers

Chief Medical Officer



Dr. Andres Gutierrez

Oncolytics Biotech Inc
Bristol-Myers Squibb Company
SELLAS Life Sciences Group
Sunesis
Proteolix
BioMarin

Head of Scientific Advisory Board



Dr. Robert Petit

Bristol-Myers Squibb Company
Pharmacia
AESGEN
MGI Pharma

Advaxis at a Glance
Validated, Immunogenic and Versatile I/O Platform

ADVAXIS IMMUNOTHERAPIES™

Innovative and Safe Platform

- Proprietary bacterial vector/platform elicits rapid and strong immunological activity
- Nearly 500 patients treated, strong and manageable safety profile[(1)]

Immunogenicity and Clinical Signals

- NEO: 90% $CD8^+$ T cell reactivity and antigen spreading in first MSS CRC patient
- PSA: Phase 2 study in prostate cancer[(2)] showed prolonged survival in combination with checkpoint inhibitor
- HPV[(3)]: Phase 2 clinical trials demonstrated improvement in survival in cervical cancer
- HER2: Dramatic responses seen in canine osteosarcoma led to conditional USDA approval and commercial launch by vet partner

Additional Pipeline Opportunities

- HOT: Trial in lung cancer initiated in February 2019, 2 sites active and enrolling: planned filing of INDs in prostate and bladder cancer 1H 2020; with another 10 constructs designed that can be moved into the clinic
- HPV: Phase 2 IST in head and neck cancer planned in 2019
- Additional vet product opportunities: Leveraging multiple antigen approach

Notes: (1) most patients experienced a Grade 1 or Grade 2 treatment-related adverse event (TRAE) associated with axalimogene filolisbac infusion. The most common (>30%) Grade 1 or Grade 2 TRAEs were fatigue, chills, anemia, nausea and fever. (2) metastatic castration resistant. (3) In June 2019 Advaxis announced the termination of its Phase 3 AIM2CERV trial in high-risk, locally advacned cervical cancer
Legend: IST investigator-sponsored trial, MSS CRC: Microsatellite Stable Colorectal Cancer

Advaxis Technology Evolution: Higher Payloads, New Targets

ADVAXIS IMMUNOTHERAPIES™

ADXS-HPV (AXAL)

Prolonged survival and ***complete responses*** in cervical and anal cancer patients and ***antigen spreading*** observed

ADXS-PSA

In combination with KEYTRUDA® ***prolonged survival*** in metastatic castration-resistant prostate cancer

ADXS-NEO

Personalized, patient-specific candidates based on sequencing of each patient's tumor; early data suggest ***rapid and strong immunogenicity***

ADXS-HOT

Cancer type-specific candidates based on commonly expressed public hotspot mutations and proprietary cancer antigens

Single antigen delivery platform → Multiple neoantigen delivery platform

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

Why are we Increasing our Focus on Neoantigens ?

ADVAXIS IMMUNOTHERAPIES™

- Mutations can cause cancer and create neoantigens
- Neoantigens are only found in cancer cells - making them good targets for therapies
- T cells that target neoantigens are the common link among successful immunotherapies developed to date (e.g., checkpoint inhibitors, Tumor Infiltrating Lymphocytes or TILs)
- Our *Lm* platform is able to generate broad and rapid T cell responses against neoantigens[1]
- Clinical data demonstrate that CD8+ T cell responses were generated or maintained against 90% of the neoantigens in an ADXS-NEO drug construct



[1]Presented at AACR 2019 by Hecht, et al.

Neoantigen-Directed Immunotherapies Can Transform the Cancer Treatment Paradigm

ADVAXIS IMMUNOTHERAPIES

- I/O treatments work to harness the power of individuals' immune system
- Immune Checkpoint Inhibitors (ICIs) have dramatically altered the cancer treatment landscape but still **only a minority of patients treated with ICIs have enjoyed durable**, improved outcomes leading to long-term survival
- Emerging data from studies of patients who successfully respond to ICIs show that most have pre-existing T cells against neoantigens
- Neoantigen-directed immunotherapies can build upon the success of ICIs so that more patients can enjoy durable outcomes with long-term survival and further transform the cancer treatment paradigm



Without Immunotherapy
With Immunotherapy
APC
MHC
Peptide
TCR
CTLA-4
Anti-CTLA-4 antibody
Inactivation of T-Cell
Activation of T-Cell
Tumor escape
Elimination of tumor cells
Without Immunotherapy
With Immunotherapy
Tumor cell
MHC
Peptide
TCR
PD-L1
PD-1
Anti-PD-L1
Anti-PD-1
Inactivation of T-Cell
Activation of T-Cell
Tumor escape
Elimination of tumor cells

Reference: Hecht et al, AACR 2019.

Market and Strategic Interest in Neoantigen-Directed Therapies

ADVAXIS IMMUNOTHERAPIES

Company/ Program	Strategic Partner	Market Cap[1]	Clinical Results Reported to Date
Moderna (mRNA-4157)	Merck	$4.8B	Initial clinical data in combination with checkpoint inhibitors reported at ASCO 2019 in several tumor types in combination with ICI (N=20)
Neon (NEO-PV-01)	n/a	$125M	In combination with checkpoint inhibitors presented at AACR 2019,12-month results in advanced melanoma patients (N=23), updated data on 82 patients reported in July 2019
BioNTech	Genentech	n/a - Private	Published immune responses in *Nature* in 2017 In Phase 2 combination trials with checkpoint inhibitors; have raised $1.4B in capital
Gritstone	Bluebirdbio	$430M	Initial results presented AACR for EDGE prediction performance

[1]As of July 10, 2019

Clinical Pipeline

ADVAXIS IMMUNOTHERAPIES™

Program	Cancer Indication	IND	PHASE 1	PHASE 2	PHASE 3
ADXS - NEO	NSCLC, MSS-CRC, Head & Neck, Melanoma, Bladder				
ADXS - HOT	Non-Small Cell Lung				
	Prostate	★ IND Submission 2H 2019			
	Bladder	★ IND Submission 1H 2020			
ADXS - HPV (AXAL)	HPV+ Head and Neck (Partners to be announced)		★ 2H 2019		
ADXS - PSA	Metastatic Prostate in Combination with KEYTRUDA® (pembrolizumab)				

Advaxis Funded

Investigator Funded

★ = Planned

ADVAXIS
IMMUNOTHERAPIES™

ADXS-NEO

Our Personalized Neoantigen-Directed Therapy

In Phase 1 for Non-Small Cell Lung, MSS-Colorectal, Head & Neck, Melanoma and Bladder Cancers

NEO Manufacturing and Trial Design

ADVAXIS IMMUNOTHERAPIES™

Identify Patient's Neoepitopes

Sequencing (whole exome; tumor biopsies and healthy cells in parallel)

Neoantigen prioritization (ADXS proprietary MINE™ algorithm)

Create Patient-Specific Immunotherapy

Design patient-specific vector and bioengineer *Lm*

Treat Patient

Administer personalized immunotherapy programed to target patient's unique tumor neoepitopes

Title: A Phase 1 Dose-Escalation Study of ADXS NEO Expressing Personalized Tumor Antigens, Alone and in Combination with Pembrolizumab in Subjects with Advanced or Metastatic Solid Tumors

Trial design:

Safety Phase		Efficacy Phase
Part A	Part B	Part C
ADXS-NEO Monotherapy Dose Escalation/ De-Escalation 3+3 Design	ADXS-NEO + aPD1 antibody Dose Escalation 3+3 Design	ADXS-NEO + aPD1 antibody
$1x10^9$ CFU of ADXS-NEO (DL1A)		
	$5x10^8$ CFU of ADXS-NEO (DL2B) + anti-PD1 antibody	
Today: $1x10^8$ CFU of ADXS-NEO (DL1B)	$1x10^8$ CFU of ADXS-NEO (DL1B) + anti-PD1 antibody	$1x10^8$ CFU of ADXS-NEO + anti-PD1 antibody
SCCHN NSCLC MSS CRC	SCCHN NSCLC Bladder Melanoma	TBD
n = 6-12	n = 6-12	n = ~25

Endpoints:

Primary
Tolerability/ Safety

Secondary
Clinical activity
RP2D

Exploratory
Immunological

Legend: CFU Colony-Forming Unit | DLT dose-limiting toxicity | NSCLC non-small cell lung cancer | MSS CRC microsatellite stable colon cancer NSCLC: Non-Small Cell Lung Cancer.

Early Data Suggest Advaxis' Platform Supports Clinical Potential for Neoantigen-Directed Treatments[1]

ADVAXIS IMMUNOTHERAPIES™

- Data emerging from our ADXS-NEO program suggest potential for rapid, strong and broad $CD8^+$ T cell response to targeted neoantigens
  - 100% patients (n=3) had $CD8^+$ T cell responses to at least 1 peptide within 1 week after first dose
  - $CD8^+$ T cells generated against 90% of peptides in first CRC patient
  - Antigen spreading observed in 100% of patients (n=3), consistent with our other constructs
- Early clinical signals in metastatic colorectal cancer (CRC) patients who have microsatellite stable (MSS) disease
  - True unmet need: 80% of patients with CRC are MSS and typically do not respond to I/O treatments
  - $CD8^+$ T cells generated against KRAS mutation (key driver mutation in CRC)
  - IHC data suggest ability to turn "cold" tumors "hot" in 100% of patients (n=2)
- Combination of strong immunogenicity and early clinical signals from ADXS-NEO suggestive of promise in our ADXS-HOT programs
  - $CD8^+$ T cells generated against EGFR (key driver mutation in NSCLC) and KRAS mutations
    - Hotspots included in ADXS-503 (HOT Lung) and ADXS-508 (HOT CRC) constructs

[1]To date, dosing of ADXS-NEO at $1x10^8$ colony forming units (CFU) has been well-tolerated in two patients. ADXS-NEO dosed at $1x10^9$ CFU was beyond the maximum tolerated dose with reversible Grade 3 hypoxia (n=2) and Grade 3 hypotension (n=1) dose-limiting toxicities.

Strong Competitive Position within Neoantigen Landscape

ADVAXIS IMMUNOTHERAPIES™

	% CD8+ Ex-vivo (direct Elispot)	% CD8+ IVS Assay (In-Vitro Stimulation, Central memory)	Capacity	Antigen Spreading	T cell Generation Against Hotspot Mutations	Demonstration of Clinical Impact in Late-Stage Setting
Peer Data[1]	47%	33%	10-30	Unknown	Unknown	Most studies done in adjuvant setting
ADXS-NEO	~92% (Initial pool data)	90% (n=1, first CRC patient)	ADXS-NEO, N=40 MINE™ selected neoantigens	Clinically Observed	Clinically Observed	Stable Disease (SD) in 2 of first 4 patients per RECIST 1.1

- ✓ Proven activity in pre-clinical models
- ✓ Observed effect on the TME (MDSCs, Tregs)
- ✓ Immunogenic proprietary targets
- ✓ Priming via innate immune stimulation; adjuvant/co-stims not required
- ✓ Ability to "convert" non-immunogenic peptides into immunogenic peptides and potential to "turn cold tumors hot"

[1]No comparison or head-to-head studies were performed. Clinical trial criteria, including, without limitation, number of patients, inclusion and exclusion criteria, and primary endpoints were not necessarily the same. Data on file at Advaxis.

ADVAXIS IMMUNOTHERAPIES™

ADXS-HOT

Our Off-the-Shelf Neoantigen-Directed Therapy

Phase 1/2 in Non-Small Cell Lung Cancer

ADXS-HOT: Targeting Multiple Hotspots, OFAs and CTAs Increases Patient Applicability and Clinical Activity Potential

ADVAXIS IMMUNOTHERAPIES™



Hotspot mutations have demonstrated **pre-clinical activity** in Advaxis' *Lm* Technology[1]



ADXS-HOT constructs **target both public, or shared, hotspot neoantigens** and multiple proprietary tumor associated antigen targets, including oncofetal antigens (OFAs) and cancer testis antigens (CTAs)

Over 10 drug candidates designed using this approach

coverage of nearly

100%

ADXS-HOT constructs can include **over 30 antigen targets** and are designed to allow for multiple shots on goal to control the tumor in nearly all patients

Antigen spreading could further increase the potential number of targets

Can be used as **monotherapy and/or in combination** with other cancer treatments like checkpoint inhibitors



Off-the-shelf and available for patients to start treatment immediately

Manufactured in bulk with good stability keeping **cost of goods low** vs. "individualized" products

1. Data on file, Advaxis, Inc. 2019

HOT Development Overview – Lung Phase 1/2 Clinical Trial

ClinicalTrials.gov Identifier: NCT03847519

ADVAXIS IMMUNOTHERAPIES™

Title: A Phase 1/2, Open-Label Study of ADXS-503 Alone and in Combination with Pembrolizumab in Subjects with Metastatic Squamous or Non-Squamous Non-Small Cell Lung Cancer

Trial design:



Safety Phase
Efficacy Phase
Part A
Part B
Part C
ADXS-503 Monotherapy Dose Escalation 3+3 Design
ADXS-503 + aPD1 antibody Dose Escalation 3+3 Design
ADXS-503 + aPD1 antibody
5x10^8 CFU of ADXS-503 (DL2)
Today
1x10^8 CFU of ADXS-503 (DL1)
5x10^8 CFU of ADXS-503 (DL2) + anti-PD1 antibody
1x10^8 CFU of ADXS-508 (DL1) + anti-PD1 antibody
1x10^8 CFU of ADXS-503 + anti-PD1 antibody
• Refractory setting
• Up to 3 lines prior therapy permitted
• Enrollment irrespective of EGFR/ ALK mutation status or PD-L1 expression
• Subjects receiving treatment with pembrolizumab monotherapy who have PD assessed on initial scan
• ADXS-503 administered as add-on therapy while awaiting confirmatory scan (4-8 weeks after initial PD)
• 1st line setting
• Enroll subjects with PD-L1 expression ≥50% and without EGFR mutations or ALK translocations
n = 6-12
n = 6-12
n = 25

Endpoints:

Primary
Tolerability/ Safety

Secondary
Clinical activity
RP2D

Exploratory
Immunological

Highlights

- Part A in monotherapy in non-small cell lung cancer
  - Currently enrolling
  - Safety and immunogenicity data in 2H 2019
  - Two sites active and enrolling
  - Part B in combination with CPI anticipated in Sept 2019
- Broad pipeline of latest generation *Lm* products
  - Constructs for ≥10 cancer types readily designed
- HOT Prostate (ADXS-504) and HOT Bladder (ADXS-506) are next to enter the clinic

Legend: CFU Colony-Forming Unit | DL dose level | NSCLC non-small cell lung cancer | RP2D recommended phase 2 dose.

ADVAXIS
IMMUNOTHERAPIES™

ADXS-PSA

Our Prostate Cancer Therapy

PSA Development Overview – Phase 1-2 Clinical Trial
ClinicalTrials.gov Identifier: NCT02325557

ADVAXIS IMMUNOTHERAPIES™

Title: A Phase 1/2 Dose-Escalation and Safety Study of ADXS31-142 Alone and in Combination With Pembrolizumab in Patients With Previously Treated Metastatic Castration-Resistant Prostate Cancer

Trial design:

Safety Phase		Efficacy Phase
Part A	Part B	Part B Expansion
ADXS-PSA Monotherapy Dose Escalation 3+3 Design	ADXS-503 + aPD1 antibody Dose Determination	ADXS-503 + aPD1 antibody Expansion
$1x10^{10}$ CFU of ADXS-PSA (n = 4)		
↑		
$5x10^9$ CFU of ADXS-PSA (n = 3)	$1x10^9$ CFU of ADXS-PSA + pembrolizumab (200mg)	$1x10^9$ CFU of ADXS-PSA + pembrolizumab (200mg)
↑		
$1x10^9$ CFU of ADXS-PSA (n = 7)		
• 12-week dosing cycle • 3x PSA every 3 weeks (wk 1, 4, 7) • For up to 24 months or until disease progression or discontinuation.	• 12-week dosing cycle • 3x PSA every 3 weeks (week 1, 4, 7) • 4x Pembrolizumab every 3 weeks (week 1, 4, 7, 10) • For up to 24 months or until disease progression or discontinuation	
n = 14	n = 37	

Endpoints:

Primary

Tolerability/ Safety

RP2D

Secondary

Anti-tumor activity

Progression-free survival

Effects on serum PSA

Peripheral immunogenic response

Biomarkers

Patient reported outcomes

Highlights*

- Currently monitoring the expansion arm (Part B)
  - Part A completed
  - $1x10^9$ +/- 200mg pembrolizumab established as R2PD
- Combination prolongs survival
  - Despite MSI-H negative status and presence of visceral metastases
  - Median OS=21.1 months (16.0–NR) in patients who had failed chemotherapy or were chemotherapy-naïve
  - *Reference: Stein et al., AACR 2019*
- **Collaboration with Merck & Co.**

Reference: Stein et al, AACR 2019.

Legend: CFU Colony-Forming Unit | NGHA next generation hormonal agent | R2PD recommended phase 2 dose.

*Treatment-related adverse events (TRAEs) were mostly mild or moderate constitutional symptoms such as fever, chills, rigors, hypotension, nausea and fatigue, consistent with immune activation and manageable with standard care. One patient in the monotherapy arm was discontinued from the study due to a grade 4 TRAE related to cytokine release, which resolved within 24 hours using medical management.

ADVAXIS IMMUNOTHERAPIES™

Clinical History

Demonstration of Safety and Efficacy

Lm Safety

Summary of ADXS-HPV (AXAL) Treatment-Related Adverse Events

ADVAXIS IMMUNOTHERAPIES™

Treatment-Related Adverse Events Reported ≥5% with ADXS11-001 (AXAL) Monotherapy: n (%) Adverse Events (N=192)

Preferred Term	Any Grade	Grade 3/4
Chills	91 (47.4%)	0
Pyrexia	70 (36.5%)	3 (1.6%)
Nausea	54 (28.1%)	0
Vomiting	48 (25.0%)	1 (0.5%)
Hypotension	46 (24.0%)	12 (6.3%)
Headache	41 (21.4%)	0
Tachycardia	15 (7.8%)	0
Cytokine release syndrome	15 (7.8%)	7 (3.6%)
Gamma-glutamyltransferase increased	15 (7.8%)	3 (1.6%)
Dizziness	14 (7.3%)	0
Aspartate aminotransferase increased	13 (6.8%)	0
Back pain	12 (6.3%)	0
Myalgia	12 (6.3%)	0
Influenza like illness	11 (5.7%)	0
Blood alkaline phosphatase increased	11 (5.7%)	2 (1.0%)
Diarrhea	10 (5.2%)	1 (0.5%)
Pain	10 (5.2%)	0
Decreased appetite	10 (5.2%)	0

- The largest source of *Lm* safety data is from patients treated with AXAL monotherapy at $1X10^9$ CFU[1]
- Treatment-related adverse events across AXAL trials were primarily Grade 1 and 2[2]
- Adverse Events generally occurred within hours and were transient in nature
  - manageable and reversible
- Standard premedication regimen appears to be adequate (diphenhydramine, NSAID, etc.)

1. Colony Forming Units
2. Per NCI CTCAE 4.03

HPV Scientific Summary

Extensive Clinical Experience with Demonstrated Clinical Benefit

ADVAXIS IMMUNOTHERAPIES™

Phase	Cancer	Setting	Line	NCT	IIT	Combo	Start	On Drug	Status
3	CC	HRLA	Adjuvant after chemoradiation	NCT 02853604	-	-	Sep 2016	undisclosed	Terminated
2	CC / HN	PR/ m	≥ 2L	NCT 02291055	-	Durvalumab	Sep 2015	47 / 66	Suspended
2	CC	PR	2L/3L	NCT 01266460 GOG-0265	✓	-	May 2011	50	Complete
2	CC	PR	2L	N/A (India)	-	Cisplatin	Nov 2010	55 AXAL 54 AXAL +CIS	Complete
1-2	AN	Stage II/III	1L	NCT 01671488 BrUOG-276	✓	5-FU + IMRT	Apr 2013	11	Complete
2	AN	PR/ LR/ m	≥ 2L	NCT 02399813	-	-	Sep 2015	36	Terminated
2	HN	all	1L	NCT 02002182	✓	Before robotic surgery	Dec 2013	8 / up to 30	Ongoing
2	HN	LA	Adjuvant after chemoradiation	N/A	✓	TBA	2H 2019	-	Planned
1-2	CC	PR/m	2L/3L	NCT 02164461	-	N/A	Mar 2015	12	Complete
							Total: >400		

- 38% 12-month survival rate (19/50)
  - Highest 12m OS rate achieved to-date at GOG
  - Compared to expected 1-year survival of 15%
- 1 CR, 1 PR, 5 SD

- 35% & 25% 12-month & 18-month survival rates
  - Compared to typical 1-year survival of 15%
- 3 CR, 3 PR, 16 SD

- All 9 patients who completed treatment had CR
- 8 of 9 patients (89%) were progression-free at a median follow-up of 42 months
  - Compared to expected 1-year survival of 50%

Legend: 2L/3L 2nd and 3rd line | AN anal cancer | CC cervical cancer | HN head & neck cancer | HRLA high risk locally advanced | LR locoregional | m metastatic | PR recurrent/ persistent.
Notes: (1) Treatment side effects, disease-related symptoms, and health-related quality of life | (2) T-cell response, tumor microenvironment, HPV typing expression profiles.

Key Financial Information

ADVAXIS IMMUNOTHERAPIES™

As of April 30, 2019

Cash, Cash Equivalents and Marketable Securities	$33.7MM
Shares Outstanding	8.0MM

6 Months Ended April 30, 2019*

Research and Development Expenses	$12.7MM
General and Administrative Expenses	$5.8MM

*Reduced cash burn by 50% compared to six months ended April 30, 2018
Targeted cash burn for July 2019-June 2020 approximates $33MM-$37MM, includes ~$6MM in non-recurring program costs

Anticipated Catalysts Over the Next 12 Months

ADVAXIS IMMUNOTHERAPIES™

PROGRAM	COMPLETED/ANTICIPATED MILESTONES	TARGET
ADXS-PSA	• Metastatic Prostate Ph1/2 Combination with pembrolizumab--Part B Monotherapy Combination Therapy Data (updated survival and preliminary biomarker data) presented at AACR	Q1 2019
ADXS-NEO	• Data from initial clinical cohort (safety, immune response) presented at AACR and I/O 360 • Additional immunogenicity and clinical data • Initiate Part B in combination with checkpoint inhibitor	1H 2019 2H 2019 2H 2019
ADXS-503 NSCLC (ADXS-503)	• Immunogenicity data from initial clinical cohort (safety, immune response) • Initiate Part B in combination with checkpoint inhibitor	2H 2019 2H 2019
ADXS-504 HOT Prostate	• IND Submission	2H 2019
ADXS-506 HOT Bladder	• IND Submission	1H 2020
ADXS-HPV (axalimogene filolisbac)	• Announce planned Investigator-Sponsored Trials in Head and Neck Cancer	2H 2019

ADVAXIS IMMUNOTHERAPIES™

Thank You